UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Cushman & Wakefield plc

(Name of Issuer)

Ordinary Shares, $0.10 nominal value per share

(Title of Class of Securities)

G2717B108

(CUSIP Number)

                          December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. G2717B108		13G	Page 2 of 10 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Asia Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 68,440,319
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 68,440,319
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,440,319
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.7%(1)
12	TYPE OF REPORTING PERSON CO

(1) The calculation is based on a total of 216,047,102 Ordinary Shares (as defined below) outstanding as of October 31, 2018, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2018.

Page 2 of 10 Pages

CUSIP No. G2717B108		13G	Page 2 of 10 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 68,440,319
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 68,440,319
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,440,319
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.7%(2)
12	TYPE OF REPORTING PERSON IN

(2) The calculation is based on a total of 216,047,102 Ordinary Shares outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the “ommission on November 14, 2018.

Page 3 of 10 Pages

CUSIP No. G2717B108		13G	Page 2 of 10 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 68,440,319
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 68,440,319
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,440,319
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 31.7%(3)
12	TYPE OF REPORTING PERSON IN

(3) The calculation is based on 216,047,102 Ordinary Shares outstanding as of October 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2018.

Page 4 of 10 Pages

Item 1(a).   Name of Issuer:

Cushman & Wakefield plc (the “Issuer”)

Item 1(b).   Address of Issuer’s Principal Executive Offices:

125 Old Broad Street

London, United Kingdom, EC2N 1AR

Item 2(a).   Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Asia Advisors VI, Inc., a Cayman Islands exempted company (“TPG Asia Advisors VI”), David Bonderman and James G. Coulter (each, a “Reporting Person” and collectively, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG Asia Advisors VI is the general partner of each of (i) TPG Drone Investment, L.P., a Cayman Islands limited partnership (“TPG Drone Investment”), which directly holds depositary receipts representing 46,732,479 Ordinary Shares, and (ii) TPG Drone Co-Invest, L.P., a Cayman Islands limited partnership (“TPG Drone Co-Invest” and, together with TPG Drone Investment, the “TPG Funds”), which which directly holds depositary receipts representing 20,339,034 Ordinary Shares.

In addition, the TPG Funds in the aggregate hold 49.63% of the partnership interests in each of (i) DTZ Investment Holdings LP (“Holdings LP”) and (ii) DTZ Investment Holdings GenPar LLP (“DTZ GenPar”), the general partner of Holdings LP. DTZ GenPar, acting as general partner of Holdings LP, holds depositary receipts representing 2,758,022 Ordinary Shares of the Issuer for the benefit of the limited partners of Holdings LP.

Because of TPG Asia Advisors VI’s relationship with the TPG Funds, TPG Asia Advisors VI may be deemed to beneficially own any equity of the Issuer that may be deemed to be beneficially owned by the TPG Funds.

Messrs. Bonderman and Coulter are sole stockholders of TPG Asia Advisor VI. Because of the relationship of Messrs. Bonderman and Coulter to TPG Asia Advisors VI, each of Messrs. Bonderman and Coulter may be deemed to beneficially own any equity of the Issuer that may be deemed to be beneficially owned by TPG Asia Advisors VI. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Items 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is: C/O TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Page 5 of 10 Pages

Items 2(c). Citizenship:

See reponses to Item 4 on each cover page.

Item 2(d).   Titles of Classes of Securities:

Ordinary Shares, $0.10 nominal value per share (“Ordinary Shares”).

Item 2(e).   CUSIP NUMBER: G2717B108

Item 3.       If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K).
Page 6 of 10 Pages

Item 4.       Ownership

(a) AMOUNT BENEFICIALLY OWNED:

See responses to Item 9 on each cover page.

(b) PERCENT OF CLASS:

See responses to Item 11 on each cover page.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 5 on each cover page.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 6 on each cover page.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

 See responses to Item 7 on each cover page.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 8 on each cover page.

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on by the Parent Holding Company.

See response to Item 2(a) above.

Page 7 of 10 Pages

Item 8.       Identification and Classification of Members of the Group.

The TPG Funds entered into a Stockholders Agreement, dated as of August 6, 2018, with certain other holders (the “Holders”) of Ordinary Shares. Pursuant to the Stockholders Agreement, the TPG Funds and the Holders have agreed to, among other things, vote their Ordinary Shares to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between the TPG Funds and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the Ordinary Shares beneficially owned by the TPG Funds and the Holders. Each Reporting Person and each TPG Fund disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Holders, except to the extent of its pecuniary interest therein, if any.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification. (if filing pursuant to Rule 13d-1(c))

Not applicable.

Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

TPG Asia Advisors VI, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of David Bonderman (4)

James G. Coulter

By: /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of James G. Coulter (5)

(4) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(5) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

Page 9 of 10 Pages

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*

________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Asia Advisors VI, Inc., David Bonderman and James G. Coulter, dated as of February 27, 2014, which was previously filed with the Commission as Exhibit 1 to Schedule 13D filed by TPG Asia Advisors VI, Inc., David Bonderman and James G. Coulter on February 27, 2014.

Page 10 of 10 Pages